

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

December 15, 2011

<u>Via E-mail</u>
Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

      Re: Kirin International Holding, Inc.
             Form 8-K
             Filed March 7, 2011
             File No. 333-166343

Dear Mr. Hu:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director

cc: <u>Via E-mail</u>
       Avraham Adler, Esq.
       Anslow & Jaclin, LLP